EXHIBIT 21.1

SUBSIDIARIES OF FIRST COMMUNITY CAPITAL CORPORATION

Name of Subsidiary	Jurisdiction of Incorporation
First Community Bank, N.A.	United States
First Community Capital Corporation of Delaware, Inc.	Delaware
First Community Capital Trust I	Delaware
First Community Capital Trust II	Delaware
First Community Capital Trust III	Delaware
First Community Advisors, Inc.	Texas
First Community Bank San Antonio, N.A.	Texas